UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Chief Financial Officer

On October 1, 2025, Mr. Chew Kwang Yong tendered notice of his resignation from HomesToLife Ltd (the “Company”) as the Company’s Chief Financial Officer (“CFO”), effective November 18, 2025. The board of directors of the Company accepted Mr. Chew’s notice of resignation. Mr. Chew intends to pursue focused interests in the capital markets after his resignation, and the resignation is not due to any differences with the Company.

Between October 1, 2025 and November 18, 2025, Mr. Chew intends to continue discharging his duties and to facilitate a seamless handover to his successor, as well as to continue to support the board of directors and management team in the recruitment and onboarding of his successor, including providing detailed briefings on ongoing financial initiatives, stakeholder relationships, and regulatory compliance requirements.

Pursuant to the employment agreement entered into between the Company and Mr. Chew, Mr. Chew is bound by confidentiality obligations for a period of two years after his employment with the Company, and is subject to non-solicitation and non-competition obligations for the six months after his employment with the Company.

The Company intends to conduct a search for a new Chief Financial Officer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: October 1, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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